UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended     December 31, 2023

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ______________________

Commission File Number 001-31566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Provident Bank 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Financial Services, Inc.
239 Washington Street
Jersey City, New Jersey 07302

Table of Contents

PROVIDENT BANK 401(k) PLAN

Tel: 212-885-8000 Fax: 212-697-1299 www.bdo.com	BDO 200 Park Avenue New York, NY 10166 USA

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Provident Bank 401(k) Plan
Iselin, NJ

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Provident Bank 401(k) Plan (the “Plan”) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the

BDO USA, P.C., a Virginia professional corporation, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2023.

June 28, 2024

Provident Bank 401(k) Plan
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Assets:
Investments, at fair value	$148,537,573	$124,822,630
Investment in fully benefit-responsive investment contracts, at contract value	12,406,037	14,015,508
Notes receivable from participants	3,225,270	2,930,322
Employer contribution receivable	110,473	36,127
Net assets available for benefits	$164,279,353	$141,804,587

See accompanying notes to financial statements.

Provident Bank 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2023 and 2022

	2023	2022
Additions to net assets attributable to:
Investment income:
Net appreciation/(depreciation) in fair value of investments	$19,910,572	$(27,784,713)
Dividend income	1,484,024	1,337,555
Interest income	229,088	208,834
Net investment income/(loss)	21,623,684	(26,238,324)

Interest on participant notes receivable	193,002	145,167
Contributions:
Employee contributions	8,596,508	8,010,807
Employer contributions	1,383,525	1,240,442
Rollover contributions	2,006,577	861,065
Total contributions	11,986,610	10,112,314
Total additions/(reductions)	33,803,296	(15,980,843)

Deductions from net assets attributable to:
Benefits paid to participants	11,294,865	9,041,755
Administrative expenses	138,579	128,382
Total deductions	11,433,444	9,170,137
Increase/(decrease) in net assets available for benefits, before transfers	22,369,852	(25,150,980)

Transfers to the Plan from ESOP (note 1(c))	104,914	532,573
Increase/(decrease) in net assets available for benefits, after transfers	22,474,766	(24,618,407)
Net assets available for benefits at beginning of year	141,804,587	166,422,994
Net assets available for benefits at end of year	$164,279,353	$141,804,587

See accompanying notes to financial statements.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2023 and 2022

(1)Plan Description
Provident Bank 401(k) Plan (the “Plan”) is a voluntary, participant-directed defined contribution plan sponsored by Provident Bank (the “Bank”) and covers all eligible employees, as defined, of the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Benefits Committee of Provident Bank is the Plan administrator for the Plan and is the responsible fiduciary for managing and investing Plan assets.
The following description of the Plan provides only general information. Eligible employees should refer to the Plan documents for a more complete description of the Plan’s provisions.
(a)     Eligibility
Employees of the Bank are generally eligible to participate in the Plan on the first day of the month on or after they reach age 21 if they are actively at work on that day. If they are not actively at work on that day, they become eligible on the day they return to active employment.
(b)      Employee Contributions
Participants may elect to make tax deferred and after-tax ("Roth") contributions up to the maximum amount allowed by the Internal Revenue Service (“IRS”) or the Plan Document. Participants may also rollover account balances of previous employer sponsored qualified retirement plans.
All new employees are automatically enrolled in the Plan 30 days after they first become eligible with an automatic participant contribution percentage of 4% of eligible compensation. In addition, for auto-enrolled participants, the contribution percentage will be automatically increased by 1% on or around each January 1 until it reaches 10%. Enrolled participants may change their contribution rates at any time, including selecting not to contribute to the Plan.

A participant may make “catch-up” contributions if the maximum annual amount of regular contributions is made and the participant is age 50 or older. The maximum allowable catch-up contribution limit for the years ended December 31, 2023 and 2022 is $7,500 and $6,500. Catch-up contributions are not eligible for the employer’s matching contributions. Tax law requires that a participant's catch-up contributions be reclassified as regular contributions if the participant elects catch-up contributions and fails to make the maximum allowable regular 401(k) contribution.
(c) Employee Stock Ownership Plan (“ESOP”) Diversification - Transfers to the Plan
Effective January 1, 2012, participants in the ESOP, a separate plan sponsored by the Bank, who have both attained age 55 and completed ten years of participation in the Plan, will have an annual option to diversify their holdings.
For each of the first five ESOP Plan years in the qualified participant election period of six years, the participant may elect to diversify an amount which does not exceed 25% of the number of shares allocated to their ESOP account since the inception of the ESOP, less all shares with respect to which an election under this provision has already been made. For the last year of the qualified election period, the participant may elect to diversify up to 50 percent of the value of their ESOP account, less all shares with respect to which an election under this provision has already been made. Once diversification is elected, the funds will be transferred from the ESOP to the Plan.
In 2023 and 2022, approximately $105,000 and $532,000 was transferred into the Plan, respectively, in connection with ESOP diversification.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2023 and 2022

(d) Employer Contributions
In 2023 and 2022, employer matching contributions were made by the Bank in an amount equal to 25% of the first 6% of a participant’s eligible contributions. The Bank’s board of directors sets the matching contribution rate at its sole discretion.
In addition, effective January 1, 2023, the Plan allows for a discretionary employer profit-sharing contribution to eligible participants. Any profit-sharing contribution will be allocated among eligible participants accounts in the ratio that the eligible participant's compensation bears to the total compensation paid to eligible participants in the Plan year. For Plan year 2023, a profit-sharing contribution of 1.5% was allocated to participant accounts.
Employer contributions effective during the Plan year but not paid until after the Plan year ended are accrued and recorded as employer contributions receivable on the statements of net assets available for benefits. As of December 31, 2023 and 2022, the Plan recorded employer contributions receivable of $110,473 and $36,127, respectively.
(e) Vesting and Forfeitures
Participants are always fully vested in their contributions, employer matching contributions, and income or losses thereon.
Profit-sharing contributions accounts will vest with the following schedule:
Years of Vesting Service Vested Percentage
Less than 2 years 0%
At least 2 years 50%
At least 3 years 100%

Participant forfeitures of non-vested balances will be used to reduce future employer contributions or to defray the expenses of the Plan.
(f) Notes Receivable from Participants
Upon written application by a participant, the Plan administrator may direct that a loan be made from the participant’s account. The minimum permissible loan is $2,000. The maximum permissible loan available is limited to the lesser of: (i) $50,000 with certain reductions or (ii) 50% of the participant’s account balance. Any loan made must generally be repaid within a period, not to exceed the earlier of termination of employment or five years. The term of the loan may exceed five years for the purchase of a primary residence. Loans bear a rate of interest that remains in effect for the duration of the loan equal to the prime rate (as published in the Wall Street Journal) as of the date of the loan application, plus 1%. As of December 31, 2023 the interest rates ranged from 4.25% to 9.50% and as of December 31, 2022, the interest rates ranged from 4.25% to 8.50%.
Principal and interest is paid ratably through bi-weekly payroll deductions or directly by the participant to the Plan custodian.
(g)     Benefit Payments/Withdrawals
Upon retirement or termination of employment, participants may, under certain conditions, elect to receive vested amounts in: (i) a cash lump sum, or (ii) equal monthly, quarterly, semi-annual or annual installments over a period not to exceed the life expectancy of the participant or the combined life expectancy of the participant and his or her designated beneficiary. During

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2023 and 2022

employment, participants may make cash withdrawals of post-tax participant contributions and related vested employer matching contributions and earnings thereon once per year without penalty. Hardship withdrawals of pre-tax participant contributions are also permitted once per year, but may include a penalty.
Participants may elect to have allocated cash dividends declared on the employer common stock and received by the trustee distributed in cash or elect to reinvest the dividends. For the years ended December 31, 2023 and 2022, cash dividends of $12,409 and $12,540, respectively were paid to Plan participants and are reflected as benefits paid to participants on the statements of changes in net assets available for benefits.
(h) Participants’ Accounts
Separate accounts for each participant are maintained and credited with the participant’s contributions, employer matching and discretionary profit-sharing contributions, and the participant’s proportionate share, as defined, of Plan earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from his or her account.
(i)     Plan Changes
Effective January 1, 2024, the Plan was amended to comply with the benefit provisions under the Setting Every Community Up for Retirement Enhancement ("SECURE") Act and the SECURE 2.0 Act. The age of required minimum distribution ("RMD") must commence at age 73. A participant's account balance for mandatory distribution provision was increased from $5,000 or less to $7,000 or less. The adjustment of catch-up contribution limit for participants was increased from 60 to 63. Participants will be eligible to self-certify the amount and nature of their financial hardship. The Plan will allow participants to take a distribution for victims of domestic violence, birth or adoption, and qualified disaster recovery.
(j)    Funds and Accounts Managed by Principal Trust Company
Under the terms of a trust agreement between the Principal Trust Company (the “Custodian”) and the Bank, the Custodian manages funds on behalf of the Plan. The Custodian held the Plan’s investment assets and executed transactions relating to such assets.
(2)Summary of Significant Accounting Policies
(a)     Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").
(b)     Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
(c)    Risks and Uncertainties
The Plan invests in various investment instruments, including mutual funds, collective investment trusts, guaranteed investment contract, and the Provident Financial Services, Inc. common stock. Investment securities in general are exposed to various risks, such as interest rate, credit, and market risk. Due to the level of risk associated with certain investments, it is reasonably possible

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2023 and 2022

that changes in the values of investments will occur in the near-term and that such changes could materially affect the amounts reported in the financial statements.
The Plan does not invest directly in securities with contractual cash flows such as assets backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. However, some investment options within the Plan have underlying investments that may have exposure to some of these securities, depending on their investment strategies.
The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the parent company of the Bank.
The Plan provides for investment in the common stock of Provident Financial Services, Inc. (the “Company”), the parent company of the Bank. At December 31, 2023 and 2022, approximately 8% and 10% of the Plan’s net assets were invested in the common stock of the Company, respectively. The underlying values of the Company common stock are entirely dependent upon the financial performance of the Company, and the market’s evaluation of such performance.
(d)     Notes Receivable from Participants
Participant loans are classified as notes receivable from participants, which are segregated from Plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.
(e) Investment Securities
Investment securities, other than fully benefit-responsive investment contracts, are reported at fair value. Fair value is the amount at which an asset may be purchased or sold in an orderly transaction between market participants. Purchases and sales of securities are recorded on the trade date.
For fully benefit-responsive investment contracts of a defined contribution plan, contract value is the relevant measurement attributable to that portion of the net assets available for benefits, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
(f)      Income Recognition
Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation/(depreciation) in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
(g) Benefits Paid to Participants
Benefits are recorded when paid.
(h)     Impact of Recent Accounting Pronouncements
The Plan assessed recent accounting pronouncements, noting none that would impact the financial statements or notes to the financial statements.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2023 and 2022

(3)Plan Expenses
Certain costs of administrative services rendered on behalf of the Plan including accounting, tax, legal, audit and other administrative support were borne by the Bank. The payment of contract administrator fees charged to each participant account with assets is equal to $5.34 per month paid to Principal. For newly eligible participants, the Bank pays the monthly contract administrator fee to Principal for their initial year of participation. A portion of investment management fees of certain funds offered by the Plan are paid by Principal in a revenue share arrangement. Participants invested in those funds receive a monthly fee rebate for revenue sharing.

(4)Revenue Credits
Revenue credits are presented in Net appreciation/(depreciation) in fair value of investments in the statements of changes in net assets available for benefits.

(5)Plan Termination
Although it has not expressed an intent to do so, the Bank has the right to terminate the Plan subject to the provisions of ERISA.
(6)Federal Income Taxes
On November 4, 2016, the Plan received a favorable Determination Letter from the IRS, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (the "Code") and therefore are exempt from federal income taxes. The Plan has been amended since the issuance of the IRS determination letter in accordance with the IRS requirements. In the opinion of the Plan administrator, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Code.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2023 and 2022, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
(7)Investment Securities at Fair Value
Investment securities recorded at fair value at December 31, 2023 and 2022 consisted of mutual funds, collective investment trusts, and common stock issued by the Company.
U.S. GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under U.S. GAAP are as follows:
Level 1: Unadjusted quoted market prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability; and
Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2023 and 2022

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
There have been no changes in valuation methodologies used at December 31, 2023 and 2022 and there were no transfers between levels for the years ended December 31, 2023 and 2022. The valuation methodologies used for assets measured at fair value are as follows:
Collective Investment Trusts: Measured using quoted prices in markets that are not active, and valued by the net asset value ("NAV") of the units, based on the fair value of the underlying holdings.
Mutual funds: Mutual Funds are measured based on exchange quoted prices available in active markets.
Provident Financial Services Inc. common stock: Valued at the closing price reported on the active market on which the individual securities are traded (New York Stock Exchange).
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables present the Plan’s fair value hierarchy for those investments measured at fair value as of December 31, 2023 and 2022:

	Fair value measurements at December 31, 2023
	Total	Level 1	Level 2	Level 3
Collective Investment Trusts	$75,834,347	$—	$75,834,347	$—
Mutual funds	$59,856,602	59,856,602	—	—
Company common stock	$12,846,624	12,846,624	—	—
	$148,537,573	$72,703,226	$75,834,347	$—

	Fair value measurements at December 31, 2022
	Total	Level 1	Level 2	Level 3
Collective Investment Trusts	$49,561,948	$—	$49,561,948	$—
Mutual funds	$60,815,028	60,815,028	—	—
Company common stock	$14,445,654	14,445,654	—	—
	$124,822,630	$75,260,682	$49,561,948	$—

The Plan’s investments in mutual funds and collective investment trusts are valued and redeemable daily. There are no restrictions on redemptions except if certain funds are held in participant accounts for less than specified periods, the account may be charged a redemption fee on the amount redeemed.

PROVIDENT BANK 401(k) PLAN
Notes to Financial Statements
December 31, 2023 and 2022

(8) Principal Fixed Income Option
The Plan invests in the Principal Fixed Income Guarantee Option (the “Contract”), a benefit-responsive group annuity contract issued by the Principal Life Insurance Company. The Contract is not a portfolio of contracts with yields based on changes in the fair value of underlying assets, but is rather a single group annuity contract with a fixed rate of interest. As a result, the average yield earned by the Plan is the yield earned, or the interest credited, on the group annuity contract. The underlying assets consist primarily of treasuries, commercial real estate mortgages, mortgage-backed securities and short-term cash equivalents.
Because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
The interest crediting rate is determined on a semiannual basis and is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and purchases and redemptions by unit holders. An employer-level surrender of the Plan’s interest in the Principal Fixed Income Guarantee Option or employer-initiated transfer will be subject to either a 12-month irrevocable advance notice or a 5% surrender charge, whichever the employer chooses.
Although the existence of certain conditions or transactions outside the normal operations of the Contract could limit the Plan's ability to transact at contract value, management has determined that as of December 31, 2023 these conditions or transactions are not considered probable.
(9) Related-Party and Party-in-Interest Transactions
Certain Plan investments are investment contracts or shares of fixed income managed or issued by Principal or its affiliates. Investment fees were paid by the funds to Principal and are reflected in the change in fair value of the funds. Principal is also the trustee and record keeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Contract administrator fees that were paid from Plan assets were $138,579 and $128,382, for the years ended December 31, 2023 and 2022, respectively.
As of December 31, 2023 and 2022, the Plan held 712,514 shares and 676,295 shares, respectively, of common stock of the Company with a cost basis of $13,856,492 and $13,463,830, respectively. During the years ended December 31, 2023 and 2022, the Plan recorded dividend income of $665,239 and $630,582, respectively, and purchases of shares by the Plan totaled $2,039,206 and $2,264,851, respectively.
10)    Business Events
On May 16, 2024, the Company announced that its merger with Lakeland Bancorp, Inc. ("Lakeland") was completed including the merger of Lakeland Bank with and into Provident Bank.

(11)    Subsequent Events
In connection with the preparation of the financial statements, the Plan administrator has evaluated subsequent events after December 31, 2023 through June 28, 2024, the date the financial statements were issued, and concluded that no additional disclosures were required.

PROVIDENT BANK 401(k) PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
(EIN: 22-1211130 Plan Number: 004)
December 31, 2023

Identity of issuer		Description of investment	Cost	Current Value
*	Principal Life Insurance Company	Insurance Company General Account
		Principal Fixed Income Guarantee Option at contract value	(a)	12,406,037
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2005 Trust	(a)	124,568
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2010 Fund	(a)	349,828
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2015 Trust	(a)	1,043,898
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2020 Trust	(a)	8,070,459
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2025 Trust	(a)	8,268,495
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2030 Trust	(a)	13,752,737
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2035 Trust	(a)	6,451,304
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2040 Trust	(a)	7,914,312
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2045 Trust	(a)	4,622,740
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2050 Trust	(a)	5,512,691
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2055 Trust	(a)	3,015,441
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2060 Trust	(a)	1,152,707
	T. Rowe Price Associates, Inc.	Common/Collective Trust
		Retirement 2065 Trust	(a)	286,291
	Columbia Management Advisors	Common/Collective Trust
		Columbia Tr Div Inc Inst 300	(a)	9,075,075
	MFS Investment Management	Common/Collective Trust
		MFS Mid-Cap Growth FD CI CT	(a)	6,193,801
	T. Rowe Price Associates, Inc.	Registered Investment Company
		T. Rowe Price Mid Cap Value	(a)	4,397,989
	JP Morgan Investment Mgmt Inc	Registered Investment Company
		JP Morgan US Equity A Fund	(a)	5,673,805
	Mainstay	Registered Investment Company
		Mainstay Large Cap Growth	(a)	16,958,765
	Dodge & Cox	Registered Investment Company
		Dodge & Cox Income X Fund	(a)	3,391,259
	American Funds Service Company	Registered Investment Company
		American Funds Europacific Growth	(a)	5,380,766

PROVIDENT BANK 401(k) PLAN
Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year)
(EIN: 22-1211130 Plan Number: 004)
December 31, 2023

	Fidelity Management & Research	Registered Investment Company
		Fidelity US Bond Index Fund	(a)	1,936,559
	Fidelity Management & Research	Registered Investment Company
		Fidelity Glb Ex US Index Fund	(a)	1,715,598
	Fidelity Management & Research	Registered Investment Company
		Fidelity Mid Cap Index Fund	(a)	1,802,031
	Fidelity Management & Research	Registered Investment Company
		Fidelity Small Cap Index Fund	(a)	2,295,512
	Fidelity Management & Research	Registered Investment Company
		Fidelity 500 Index Fund	(a)	12,875,914
	Wells Fargo	Registered Investment Company
		Allspring Spl Small Cap Value Fund	(a)	2,169,227
	Wasatch Funds	Registered Investment Company
		Wasatch Core Growth Fund	(a)	1,259,177
*	Provident Financial Services, Inc.	Common Stock	(a)	12,846,624
*	Notes receivable from participants (b)		0	3,225,270
	Total			$164,168,880
*	A party-in-interest as defined by ERISA.
	(a) The cost of participant-directed investments is not required to be disclosed.
	(b) As of December 31, 2023, the interest rate ranged from 4.25% to 9.50%

See accompanying Report of Independent Registered Public Accounting Firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROVIDENT BANK 401(K) PLAN

by: /s/ Andrea Lustig

Andrea Lustig
On behalf of the
Plan Administrator
Senior Vice President
Provident Bank

Date: June 28, 2024

Exhibit Index

23.1 - Consent of Independent Registered Public Accounting Firm, BDO USA, P.C.